SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 0-15742

UNITED BUSINESS MEDIA PLC
(name of registrant)

Ludgate House
245 Blackfriars Road
London SE1 9UY
United Kingdom
(address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X             Form 40-F ___

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

Yes ___          No  X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

UNITED BUSINESS MEDIA PLC

Form 6-K Items

1.	Press release dated November 5, 2004
2.	Press release dated November 25, 2004
3.	Press release dated November 29, 2004

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BUSINESS MEDIA PLC

Dated: December 3rd, 2004	By: /s/ Anne C. Siddell
Name: Anne C. Siddell Title: Group Company Secretary

Appendix 1.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company UNITED BUSINESS MEDIA PLC	2.	Name of shareholder having a major interest

					FMR Corp and its direct and indirect subsidiariesFidelity International Limited (FIL) and its direct and indirect subsidiariesMr Edward C. Johnson III, principal shareholder of FMR Corp and Fidelity International Ltd

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 NON BENEFICIAL - See 2 Above			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them As 2 Above - see attached sheet.

5.	Number of shares acquired Not Known	6.	Percentage of issued class Not Known	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security ORDINARY SHARES OF 25P			10.	Date of transaction NOT KNOWN	11.	Date company informed 4 NOVEMBER 2004

12.	Total holding following this notification 37,417,745 ORDINARY SHARES OF 25P			13.	Total percentage holding of issued class following this notification 11.13%

14.	Any additional information N/A			15.	Name of contact and telephone number for queries Helen martin 0207-921 5062

16.	Name and signature of authorised company official responsible for making this notification ANNE SIDDELL COMPANY SECRETARY

Date of notification: 5 NOVEMBER 2004

Nominee/Registered name	Management Company	Shares held
Bank of Bermuda	FIL	210,195
Bank of New York Brussels	FIL	583,887
Bank of New York London	FIL	3,279,178
Bankers Trust	FIL	30,421
Brown Brothers Harriman	FIL	200,352
Brown Brothers Harriman Ltd LUX	FIL	263,053
Chase Manhattan Bank AG Frankfurt	FIL	55,787
Chase Manhattan Bank London	FIL	1,780,733
Chase Nominees Ltd	FIL	1,851,077
Citibank	FIL	90,200
Deutsche Bank	FIL	1,3094,675
Deutsche Bank AG, London	FIL	159,958
Dexia Privatbank (Schweiz)	FIL	5,041
HSBC Bank Plc	FIL	48,100
HSBC Client Holdings Nominees (UK) Limited	FIL	227,660
ING Luxembourg	FIL	10,498
JP Morgan	FIL	1,033,755
Master Trust Bank of Japan	FIL	71,816
Mellon bank	FIL	214,500
Mellon Nominees Ltd	FIL	32,300
Morgan Stanley	FIL	246,390
National Australia Bank	FIL	26,415
Nomura Trust and Banking	FIL	14,406
Northern Trust	FIL	2,242,746
Nortrust Nominees Ltd	FIL	480,005
Societe Generale	FIL	16,800
State Street Bank & Trust	FIL	455,690
State Street Hong Kong	FIL	7,000
State Street Nominees Ltd	FIL	436,400
Bermuda Far East	FIL	12,572
Chase Manhattan Bank London	FISL	3,389,811
Chase Nominees Ltd	FISL	599,000
JP Morgan	FISL	395,641
Northern Trust	FMRCO	59,420
State Street Nominees Limited	FMRCO	13,394
Bank of New York	FMTC	153,500
Brown Brothers Harriman	FMTC	6,800
BT Globenet Nominees Limited	FMTC	167,452
Chase Nominees Ltd	FMTC	179,643
CIBC Mellon Trust	FMTC	1,300
Goldman Sachs and CO	FMTC	12,950
JP Morgan	FMTC	83,500
JP Morgan chase	FMTC	16,100
Lloyds Bank Nominees Limited	FMTC	221,521
Lloyds Bank (Stock Exchange Branch) Nominees Limited A/C	FMTC	1,100
Mellon Bank	FMTC	19,300
Mellon Bank N.A	FMTC	370,470
Mellon Trust	FMTC	230,984
MSS Nominees Limited	FMTC	111,100
Northern Trust	FMTC	290,512
Royal Trust	FMTC	11,007
State Street Bank & Trust	FMTC	720,850

Nominee/Registered name	Management Company	Shares held
State Street Nominees Ltd	FMTC	824,326
Bank of New York London	FMP	333,222
Chase nominees Ltd	FMP	1,169,005
Citibank	FMP	149,900
Deutsche Bank	FMP	23,000
HSBC	FMP	72,329
Mellon Nominees Ltd	FMP	156,500
Northern Trust	FMP	452,498

TOTAL ORDINARY SHARES		37,417,745

MANAGEMENT COMPANIES

Fidelity Management & Research Company	(“FMRCO”)
Fidelity Management Trust Company	(“FMTC”)
Fidelity International Limited	(“FIL”)
Fidelity Investment Services Limited	(“FISL”)
Fidelity Pension Management Limited	(“FPM”)

Appendix 2.

For immediate release
25 November 2004

UBM Moves Further Online in French Healthcare

In a joint venture with German software company CompuGROUP Holding AG, United Business Media has acquired Axilog - France’s leading practice management software provider - from France Telecom.

UBM has a 25% stake in the joint venture which acquired Axilog.

This deal reinforces the strategy of UBM’s healthcare subsidiary CMPMedica to gain deeper access to doctors’ desptops in France, resulting in further opportunities at the point of prescription. Axilog has an approximate 25% of the practice management software market. This enhances the position of CMPMedica’s market leading French brand, Vidal and provides an opportunity to take advantage of the French government’s initiatives to increase the sharing of electronic patient records.

-Ends-

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	020 7379 5151

Notes:

CMPMedica, a leading provider of healthcare information, communication and services, is an international company with a reputation for the quality and innovation of its products.

United Business Media acquired CMPMedica on 30th July 2004 - details are on the UBM website at www.unitedbusinessmedia.com

Axilog was created in 1988 and a subsidiary of France Telecom since January 2001, Axilog is the largest practice management software supplier in France with around 20,000 users under contract making up around 25% of French doctors in practice.

The company is based in Montpellier in the South of France and employs around 120 staff, based both in its head office and in local centres throughout France.

VIDAL Drug Directory

•	Launched in 1911, VIDAL has high brand recognition in France, not only with the medical profession and the pharmaceutical industry, but also with the general public. It is the “gold standard” for drug information. VIDAL’s red book is published annually (in January) with two updates during the year (in May and October). On each of the products listed in the drug directory, VIDAL provides full disclosure information in the form of drug monographs summarising official information on key characteristics for each drug, specifically composition, indications, dosage, posology, contraindications, interactions, side effects, price and pharmacology.

For information on CompuGroup go to:

www.compugroup.com/english/cg_profile.htm

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 3.

For immediate release	29th November 2004

UNITED BUSINESS MEDIA

US High Tech Publishing Statistics: October 2004

Summary

Month of October 2004

The business information market serving the technology industry, measured in terms of advertising page volumes, decreased by 7.6% in the month of October compared to October 2003. CMP Media’s continuing technology publications recorded a 10.3% decrease against October 2003.

CMP Media’s market share, compared to 2003, decreased - its continuing titles held a share of 27.7% in October 2004 down from 28.5% in October 2003.

Calendar Year to October

The market decreased by 6.7% compared to the year to October 2003. CMP’s continuing titles, in the year to October 2004, recorded a 4.6% decrease in advertising page volumes against the year to October 2003.

Market share of CMP Media’s continuing titles year to date was 27.4% up from 26.7% in the prior year period.

Rolling twelve months to October 2004

The market decreased by 7.1% in advertising page volumes in the twelve months ended October 2004 compared to the twelve months ended October 2003. CMP Media’s continuing High Tech publications recorded a 4.5% decrease in the same period.

MARKET SEGMENT - ADVERTISING PAGE VOLUMES

MONTH OF October 2004

	2004 Pages	2003 Pages	Change 04 vs 03%	2004 Market Share %	2003 Market Share %
CMP Media
Continuing	1,711	1,908	-10.3%	27.7%	28.5%
Discontinued	0	129		0.0%	1.9%

CMP Media Total	1,711	2,037	-16.0%	27.7%	30.4%

Whole Market
Continuing	6,182	6,552	-5.6%	100.0%	98.0%

B2B Tech Publications	5,470	5,868	-6.8%	88.5%	87.8%
General Business	712	684	4.1	11.5%	10.2%

Discontinued	0	137		0.0%	2.0%

Total Market	6,182	6,689	-7.6%	100.0%	100.0%

MAJOR CMP TITLES

	October 2004		YTD October 2004
	+/- Pages	% Change	+/- Pages	% Change
Information Week	-24.9	-9.4	+11.4	+0.5
EE Times	-86.1	-25.1	-127.5	-4.8
Dr Dobb’s	+8.0	+24.6	-64.0	-12.9
Network Computing	-9.8	-4.7	-63.6	-4.8
Network Magazine	-26.0	-38.8	-57.7	-13.8
CRN	-41.7	-13.8	-282.1	-12.5
VAR Business	-17.5	-10.6	-67.3	-5.1

CALENDAR YEAR TO October 2004

	2004 Pages	2003 Pages	Change 04 vs 03%	2004 Market Share %	2003 Market Share %
CMP Media
Continuing	14,885	15,599	-4.6%	27.4%	26.7%
Discontinued	0	1,418		0.0%	2.4%

CMP Media Total	14,885	17,017	-12.5%	27.4%	29.1%

Whole Market
Continuing	54,404	56,587	-3.9%	100.0%	97.0%

B2B Tech Publications	49,182	51,006	-3.6%	90.4%	87.4%
General Business	5,222	5,581	-6.4%	9.6%	9.6%

Discontinued	0	1,738		0.0%	3.0%

Total Market	54,404	58,325	-6.7%	100.0%	100.0%

TWELVE MONTHS to Date

	2004 Pages	2003 Pages	Change %	2004 Market Share %	2003 Market Share %
CMP Media
Continuing	18,016	18,866	-4.5%	27.1%	26.4%
Discontinued	179	1,771		0.3%	2.5%

CMP Media Total	18,195	20,637	-11.8%	27.4%	28.9%

Whole Market
Continuing	66,194	69,042	-4.1%	99.7%	96.6%

	59,523	62,024	-4.0%	89.6%	86.8%
B2B Tech Publications
General Business	6,671	7,018	-4.9%	10.1%	9.8%

Discontinued	179	2,407		0.3%	3.4%

Total Market	66,373	71,449	-7.1%	100.0%	100.0%

Source - IMS: Auditor

-Ends-

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Fiona Piper	The Maitland Consultancy	020 7379 5151

Notes to Editors:

CMP MEDIA LLC

CMP Media LLC (www.cmp.com) is a leading integrated media company providing essential information and marketing services to the entire technology spectrum -- the builders, sellers and users of technology worldwide. Capitalising on its editorial strength, CMP is uniquely positioned to offer marketers comprehensive, integrated media solutions tailored to meet their individual needs. Its diverse products and services include newspapers, magazines, Internet products, research, direct marketing services, education and training, trade shows and conferences, and custom publishing.

BASIS OF COMPILATION OF STATISTICS

The statistics, which are the main subject of today’s release, are independently compiled by IMS/Auditor. The basis of compilation includes:

-	pages are hand counted

-	supplement ads are counted if in over 50% of circulation

-	house ads are not counted

-	inserts are counted if bound in publication

-	the database will continually be updated as more accurate information arrives

All CMP High Tech publications are tracked. CMP determines the competitive set of publishing titles which are measured on its behalf by IMS Auditor and periodically adjusts the population to ensure that it is properly representative of the changing US business technology advertising market in which CMP competes.

Note: that these statistics represent only total advertising page volumes as counted above, they do not represent paid advertising page volumes nor do they show the revenue yields which the operators in these market segments have achieved.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.